Exhibit 19.1

EVERSPIN TECHNOLOGIES, INC.

INSIDER TRADING AND TRADING WINDOW POLICY

AMENDED AND RESTATED

JULY 31, 2023

Introduction

This policy determines acceptable transactions in the securities of Everspin Technologies, Inc. (“Everspin” or the “Company”) by our employees, directors and consultants. During the course of your employment, directorship or consultancy with the Company, you may receive important information that is not yet publicly available (“inside information”), about the Company or about other publicly-traded companies with which the Company has business dealings.  Because of your access to this inside information, you may be in a position to profit financially by buying or selling, or in some other way dealing, in the Company’s stock, or stock of another publicly-traded company, or to disclose such information to a third party who does so profit (a “tippee”).

Insider Trading Policy

Securities Transactions

Use of inside information by someone for personal gain, or to pass on, or “tip,” the inside information to someone who uses it for personal gain, is illegal, regardless of the quantity of shares, and is therefore prohibited.  You can be held liable both for your own transactions and for transactions effected by a tippee, or even a tippee of a tippee.  Furthermore, it is important that the appearance of insider trading in securities be avoided.  The only exception is that transactions directly with the Company, e.g., option exercises for cash or purchases under the Company’s employee stock purchase plan, are permitted.  However, the subsequent sale (including the sale of shares in a cashless exercise program) or other disposition of such stock is fully subject to these restrictions.

Inside Information

As a practical matter, it is sometimes difficult to determine whether you possess inside information.  The key to determining whether nonpublic information you possess about a public company is inside information is whether dissemination of the information would likely affect the market price of the company’s stock or would likely be considered important, or “material,” by investors who are considering trading in that company’s stock.  Certainly, if the information makes you want to trade, it would probably have the same effect on others.  Remember, both positive and negative information can be material.  If you possess inside information, you may not trade in a company’s stock, advise anyone else to do so or communicate the information to anyone else until you know that the information has been publicly disseminated. This policy also applies to all family members and other household members of those covered by this policy and all companies controlled by those covered by this policy. You may never recommend to another person that he or she buy, hold or sell our stock. This means that in some circumstances, you may have to forego a proposed transaction in a company’s securities even if you planned to execute the transaction prior to learning of the inside information and even though you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting.  “Trading” includes engaging in short sales, transactions in put or call options, hedging transactions and other inherently speculative transactions.

You may not participate in “chat rooms” or other electronic discussion groups or contribute to blogs, bulletin boards or social media forums on the Internet concerning the activities of Everspin or other companies with which Everspin does business, even if you do so anonymously, unless doing so is part of your job responsibilities and you have explicit authorization from the Company’s Chief Financial Officer.

Although by no means an all-inclusive list, information about the following items may be considered to be inside information until it is publicly disseminated:

(a)	financial results or forecasts;
(b)	major new products or processes;
(c)	acquisitions or dispositions of assets, divisions, companies, etc.;
(d)	pending public or private sales of debt or equity securities;
(e)	declaration of stock splits, dividends or changes in dividend policy;
(f)	major contract awards or cancellations;
(g)	top management or control changes;
(h)	possible tender offers or proxy fights;
(i)	significant writeoffs;
(j)	significant litigation;
(k)	impending bankruptcy;
(l)	gain or loss of a significant license agreement or other contracts with customers or suppliers;
(m)	pricing changes or discount policies;
(n)	corporate partner relationships; and
(o)	notice of issuance of patents.

For information to be considered publicly disseminated, it must be widely disclosed through a press release or SEC filing, and a sufficient amount of time must have passed to allow the information to be fully disclosed.  Generally speaking, information will be considered publicly disseminated after two full trading days have elapsed since the date of public disclosure of the information.  For example, if an announcement of inside information of which you were aware was made prior to trading on Wednesday, then you may execute a transaction in the Company’s securities on Friday.

Stock Trading by Employees and directors

We require that all executive officers, directors and certain other members of management designated by the Company’s Chief Financial Officer from time to time, limit their transactions in the Company’s stock to defined time periods following public dissemination of quarterly and annual financial results and notify, and receive approval from, the Company’s Chief Financial Officer prior to engaging in transactions in the Company’s stock and observe other restrictions designed to minimize the risk of apparent or actual insider trading.

Covered Insiders

The provisions outlined in this stock trading policy apply to all executive officers and directors of the Company. In addition, certain members of management and other employees, who are designated by the Chief Executive Officer or the Chief Financial Officer and informed of such designation, are subject to this policy because of their access to sensitive Company information. Generally, any entities or family members or others whose trading activities are controlled or influenced by any of such persons should be considered to be subject to the same restrictions.

Window Period

Generally, except as set forth in this policy, executive officers and directors and other members of management may buy or sell securities of the Company only during a “window period” that opens after two full trading days have elapsed after the public dissemination of the Company’s annual or quarterly financial results and closes two weeks before the end of the next quarter.  This window period may be closed early or may not open if, in the judgment of the Company’s Chief Executive Officer and Chief Financial Officer, there exists undisclosed information that would make trades by members of the Company’s management and directors inappropriate. It is important to note that the fact that the window period has closed early or has not opened should be considered inside information. An executive officer or director or other member of management who believes that special circumstances require him or her to trade outside the window period should consult with the Company’s Chief Financial Officer who will consult with the Company’s counsel.  Permission to trade outside the window period will be granted only where the circumstances are extenuating and there appears to be no significant risk that the trade may subsequently be questioned.

Exceptions to Window Period

1.ESPP/Option Exercises. Officers and other members of management who are eligible to do so may purchase stock under the Company’s Employee Stock Purchase Plan (“ESPP”) on periodic designated dates in accordance with the ESPP without restriction to any particular period. Directors and officers and other members of management may exercise options for cash granted under the Company’s stock option plans without restriction to any particular period. However, the subsequent sale of the stock (including sales of stock in a cashless exercise) acquired upon the exercise of options or pursuant to the ESPP is subject to all provisions of this policy.

2. 10b5-1 Automatic Trading Programs. In addition, purchases or sales of the Company’s securities made pursuant to, and in compliance with, a written plan established by a director or executive officer or other member of management that meets the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (a “Trading Plan”) may be made without restriction to any particular period provided, that (i) the Trading Plan was established in good faith, in compliance with the requirements of Rule 10b5-1 (see Frequently Asked Questions About the Requirements of Rule 10b5-1 attached hereto as Exhibit A), at the time when such individual was not in possession of inside information about the Company and the Company had not imposed any trading blackout period, and (ii) the Trading Plan was reviewed by the Company prior to establishment or modification, solely to confirm compliance with this policy and the securities laws. The Company must be notified of the establishment of any such Trading Plan, any modifications to such Trading Plan and the termination of such Trading Plan.

Pre-Clearance and Advance Notice of Transactions

In addition to the requirements of paragraph B above, executive officers and directors and other members of management may not engage in any transaction in the Company’s securities, including any purchase or sale in the open market, loan, pledge, hedge or other transfer of beneficial ownership without first obtaining pre-clearance of the transaction from the Company’s Chief Financial Officer and the Company’s legal counsel, currently Matt Hemington of Cooley LLP, (the “Clearing Officers”) at least two business days in advance of the proposed transaction.  The Clearing Officers will then determine whether the transaction may proceed and, if so, will direct the Compliance Coordinator (as identified in the Company’s Section 16 Compliance Program) to assist in complying with the reporting requirements under Section 16(a) of the Exchange Act, if any.  Pre-cleared transactions not completed within five business days shall require new pre-clearance under the provisions of this paragraph.  The Company may, at its discretion, shorten such period of time.

Advance notice of gifts or an intent to exercise an outstanding stock option shall be given to the Clearing Officers.  To the extent possible, advance notice of upcoming transactions to be effected pursuant to an established Trading Plan shall also be given to the Clearing Officers.  Upon completion of any transaction, the executive officer or director or other member of management must immediately notify the Compliance Coordinator and any other individuals identified in Section 3 of the Company’s Section 16 Compliance Program so that the Company may assist in any Section 16 reporting obligations.

Prohibition of Speculative or Short-term Trading

No executive officer, director, employee or consultant to Everspin may engage in short sales, transactions in put or call options, hedging transactions, margin accounts, pledges, or other inherently speculative transactions with respect to the Company’s stock at any time.

Short-Swing Trading/Control Stock/Section 16 Reports

Officers and directors subject to the reporting obligations under Section 16 of the Exchange Act should take care not to violate the prohibition on short-swing trading (Section 16(b) of the Exchange Act) and the restrictions on sales by control persons (Rule 144 under the Securities Act of 1933, as amended), and should file all appropriate Section 16(a) reports (Forms 3, 4 and 5), which are enumerated and described in the Company’s Section 16 Compliance Program, and any notices of sale required by Rule 144.

Duration of Policy’s Applicability

This policy continues to apply to your transactions in the Company’s stock or the stock of other public companies engaged in business transactions with the Company even after your employment, directorship or consultancy with the Company has terminated.  If you are in possession of inside information when your relationship with the Company concludes, you may not trade in the Company’s stock or the stock of such other company until the information has been publicly disseminated or is no longer material.

Penalties

Anyone who effects transactions in the Company’s stock or the stock of other public companies engaged in business transactions with the Company (or provides information to enable others to do so) on the basis of inside information is subject to both civil liability and criminal penalties, as well as disciplinary action by the Company.  An employee, director or consultant who has questions about this policy should contact his or her own attorney or the Company’s Chief Financial Officer at bill.cooper@everspin.com. Please also see Frequently Asked Questions About Insider Trading and This Policy attached hereto as Exhibit B.

Exhibit A

Frequently Asked Questions About the Requirements of Rule 10b5-1

The following provides a brief overview of the requirements of Rule 10b5-1and does not purport to be complete. You should contact our Chief Financial Officer, William Cooper, at bill.cooper@everspin.com, for any questions regarding Rule 10b5-1.

1.What is Rule 10b5-1?

A: Rule 10b5-1 is a rule adopted by the Securities and Exchange Commission that establishes guidelines under which you can establish a pre-determined trading plan (“Trading Plan”) to enable you to buy or sell Everspin securities without violating insider trading rules. Rule 10b5-1's safe harbor provides you with an important set of affirmative defenses against insider trading liability for transactions that were planned by you at a time when you were not in possession of material nonpublic information. However, to avail yourself to the protections of Rule 10b5-1, the requirements of Rule 10b5-1 must be met.

2.What is a Trading Plan?

A: A Trading Plan is plan established by you that is:

•	a binding contract to execute trades,
•	instructions to an independent person to execute trades, or
•	written plan for trading securities.

3.When may I establish a Trading Plan?

A: You may establish a Trading Plan only while not in possession of material nonpublic information. In addition, if an independent person is executing trades on your behalf, such independent person cannot be in possession of any material nonpublic information at the time the trades are executed.

In addition, at the time of implementation of a Trading Plan, you must be acting in good faith, and you must act in good faith with respect to your Trading Plan, which includes not only the adoption of, but also any modification to, the Trading Plan and actions related to the Trading Plan. Therefore, once you establish a Trading Plan, it must be strictly implemented such that you are able to demonstrate that purchases or sales under the Trading Plan were made pursuant to the terms of the Trading Plan. Moreover, you must not try to influence the timing of Everspin’s disclosures to benefit your trades under the Trading Plan.

4.When may trades commence under my Trading Plan after it is established?

A: Rule 10b5-1 requires a mandatory “cooling off” period between the adoption (or material modification) of a Trading Plan and when the first trade under the Trading Plan may occur.

The mandatory cooling-off period imposed on directors and Section 16 officers is the later of 90 days after the adoption of the Trading Plan or two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the Trading Plan was adopted, not to exceed 120 days.

For other individuals, the required cooling-off period is 30 days after the adoption of the Trading Plan.

In addition, a modification to the amount, price, or timing of a purchase or sale of the Company’s securities is considered a termination of the Trading Plan and adoption of a new Trading Plan, triggering a new cooling-off period. Administrative changes to a Trading Plan that do not affect the amount, price, or timing of a purchase or sale, such as adjustments for a stock split, will not be deemed a termination that triggers a new cooling-off period.

5.What must a Trading Plan specify?

A: Primarily, a Trading Plan must specify, for each trade under the Trading Plan, the amount, price and date of the trade or a written formula for determining the amount, price and date of the trade, and in a manner that does not allow you to exercise influence over how, when or whether to effect the trade.

6.Are there specific additional requirements for directors and officers?

A: Yes, directors and officers must certify within the Trading Plan that at the time of the Trading Plan’s adoption or modification they are not aware of material nonpublic information about the Company or its securities, and that they are adopting the Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.

7.	May I have more than one Trading Plan in place at a time?

A: No, you may have only one Trading Plan in place at a time, except that you may have one or more additional Trading Plans that instruct your broker or agent to sell securities necessary to satisfy income tax withholding obligations arising in connection with the vesting (and settlement) of certain compensatory equity awards, including restricted stock and restricted stock units (but not stock options), often referred to as “sell-to-cover” plans, where you do not otherwise exercise control over the timing of such sales.

8.	May I have a Trading Plan that provides for only one trade?

A: Yes, but you may only have one single-trade Trading Plan involving open-market transactions during any rolling 12-month period. This single-trade plan limitation will not apply to “sell-to-cover” Trading Plans discussed above.

9.	Can I adopt or modify my Trading Plan without the Company’s involvement?

A: No. Under the Company's Insider Trading and Trading Window Policy, your Trading Plan must be reviewed by the Company prior to establishment or modification, solely to confirm compliance with the Company's Insider Trading and Trading Window Policy and Rule 10b5-1. In addition, the Company must be notified of any termination of such Trading Plan. These requirements are particularly important given the Company’s disclosure obligations with respect to Trading Plans. Rule 10b5-1 is quite complex and establishing a Trading Plan that meets the requirements of Rule 10b5-1 requires in depth knowledge of the requirements of Rule 10b5-1. As a result, please contact our Chief Financial Officer, William Cooper, at bill.cooper@everspin.com, when considering the establishment, modification or termination of a Trading Plan.

Exhibit B

Frequently Asked Questions About Insider Trading and this Policy

10.What is insider trading?

A: Insider trading is the buying or selling of stocks, bonds, futures, or other securities by someone in possession of material, nonpublic information. Insider trading also includes trading in options (puts and calls) the price of which is linked to the underlying price of a company’s stock. It does not matter how many shares you buy or sell, or whether it has an effect on the stock price – if you have material, nonpublic information and you trade, you have broken the law.

11.Why is insider trading illegal?

A: If company insiders are able to use their confidential knowledge to their financial advantage, other investors would not have confidence in the fairness and integrity of the marketplace. Requiring those who have such information to disclose (the information to the public) or abstain (from trading) ensures an even playing field.

12.What is material, nonpublic information?

A: Information is material if it would influence a reasonable investor to buy or sell a stock, bond or other security. This could mean many things – financial results, potential mergers, major contracts, etc. Information is nonpublic if it has not yet been released and disseminated to the public.

13.Who can be guilty of insider trading?

A: Anyone who buys or sells a security while in possession of material, nonpublic information. It does not matter if you are not an executive officer or director, or even if you do not work at Everspin– if you know something material about the value of a security that not everyone else does, regardless of who you are, you can be found guilty of insider trading.

14.Does Everspin have an insider trading policy?

A: Yes.

15.What if I work in a foreign office?

A: There is no difference. The policy and law applies to you. Because our common stock trades on a United States securities exchange, the insider trading laws of the U.S. apply. The U.S. Securities and Exchange Commission (the SEC) (a U.S. government agency in charge of investor protection) and the Financial Industry Regulatory Authority (FINRA) (a private regulator that oversees U.S. exchanges) routinely investigate trading in a company’s securities conducted by internationally-based individuals and firms. In addition, as an Everspin employee, our policies apply to you no matter where in the world you work.

16.	What if I don’t buy or sell anything, but I tell someone else the information and they buy or sell?

A: That is called “tipping.” You are the “tipper” and the other person is called the “tippee”. If the tippee buys or sells based on that material, nonpublic information, you might still be guilty of insider trading. In fact, if you tell family members who tell others and those people then trade on the information, those family members might be guilty of insider trading too. As a result, you may not discuss material, non-public information about Everspin with anyone outside Everspin, including spouses, family members, friends, or business associates. This includes anonymous discussion on the Internet about Everspin or companies with which Everspin does business.

17.	What if I don’t tell them the information itself, I just tell them whether they should buy or sell?

A: That is still tipping, and you can still be found guilty of insider trading. According to our policies, you may never recommend to another person that they buy, hold or sell our common stock or any derivative security related to our common stock.

18.What are the penalties if I trade on inside information, or tip off someone else?

A: Anyone found liable in a civil case for trading on inside information may need to pay the U.S. government an amount equal to any profit made or any loss avoided and may also face a penalty of up to three times this amount. Persons found liable for tipping inside information, even if they did not trade themselves, may face a penalty of up to three times the amount of any profit gained or loss avoided by everyone in the chain of tippees. In addition, anyone convicted of criminal insider trading can face prison terms and additional fines.

19.What is “loss avoided”?

A: If you sell a common stock or a related derivative security before the negative news is publicly announced, and as a result of the announcement the stock price declines, you have avoided the loss caused by the negative news.

20.	Am I restricted from trading securities of any companies except Everspin (for example a customer or competitor of Everspin)?

A: Yes. U.S. insider trading laws restrict everyone from trading in a company’s securities based on material nonpublic information about that company, regardless of whether the person is directly connected with that company. Therefore, if you obtain material nonpublic information about another company, you should not trade in that company’s securities. You should be particularly conscious of this restriction if, through your position at Everspin, you sometimes obtain sensitive, material information about other companies and their business dealings with Everspin.

21.	So if I do not trade Everspin securities when I have material nonpublic information, and I don’t “tip” other people, I am in the clear, right?

A: Not necessarily. Even if you do not violate U.S. law, you may still violate our policies. Our policies are stricter than the law requires, so that we and our employees can avoid even the appearance of wrongdoing. Therefore, please review the entire policy carefully.

22.	If I am aware of new product or service developments that have not been announced to the public, do I possess material non-public information?

A: In most circumstances, Everspin does not consider new product and service developments to be material information that would require the closing of the trading window with respect to those individuals that are aware of these developments. However, there are circumstances where a new product or service in development or issues with respect to current or past products or services could be so significant that it constitutes material non-public information. In these circumstances, you will be notified by email if the trading window is closed for you.

23.So when can I buy or sell my Everspin securities?

A: According to our policies, if you have material, nonpublic information, you may not buy or sell our common stock until the third trading day after that information is released or announced to the public. At that point, the information is considered public. Even if you do not have material, nonpublic information, you may not trade in our common stock during any trading “blackout” period. (A list of current blackout periods can be obtained from the Company’s Chief Financial Officer and additional trading blackout periods may be announced by email.)

24.	If I have an open order to buy or sell Everspin securities on the date the trading window closes, my broker will cancel the open order and won’t execute the trade, right?

A: No. If you have any open orders at the time the trading window closes, it is your responsibility to cancel these orders with your broker. If you have an open order and it executes after the trading window closes, it is a violation of our insider trading policy and may also be a violation of the insider trading laws.

25.Am I allowed to trade derivative securities of Everspin? Or, short Everspin common stock?

A: No. Under our policies, you may not trade in derivative securities related to our common stock, which includes, but is not limited to publicly-traded call and put options. In addition, under our policies, you may not engage in short selling of our common stock at any time.

“Derivative securities” are securities other than common stock that are speculative in nature because they permit a person to leverage his or her investment using a relatively small amount of money. Examples of derivative securities include (but are not limited to) “put options” and “call options”. These are different from employee stock options, which are not derivative securities.

“Short selling” is profiting when you expect the price of the stock to decline, and includes transactions in which you borrow stock from a broker, sell it, and eventually buy it back on the market to return the borrowed shares to the broker. Profit is made through the expectation that the stock price will decrease during the period of borrowing.

26.Why does Everspin prohibit trading in derivative securities and short selling?

A: Many companies with volatile stock prices have adopted such policies because of the temptation it represents to try to benefit from a relatively low cost method of trading on short-term swings in stock prices (without actually holding the underlying common stock) and encourages speculative trading. For this reason, we have decided to prohibit employees from such trading. As we are dedicated to building stockholder value, short selling our common stock is adverse to our stated values and would not be received well by our stockholders.

27.Can I purchase Everspin securities on margin or hold them in a margin account?

A: Under our policies, you may not purchase our common stock on margin or hold it in a margin account at any time.

“Purchasing on margin” is the use of borrowed money from a brokerage firm to purchase our securities. Holding our securities in a margin account includes holding the securities in a account in which the shares can be sold to pay a loan to the brokerage firm.

28.	Why does Everspin prohibit me from purchasing Everspin securities on margin or holding them in a margin account?

A: Margin loans are subject to a margin call whether or not you possess insider information at the time of the call. If your margin call were called at a time when you had insider information and you could not or did not supply other collateral, you and Everspin could be subject to litigation based on your insider trading activities: the sale of the stock (through the margin call) when you possessed material nonpublic information. The sale would be attributed to you even though the lender made the ultimate determination to sell. The U.S. Securities and Exchange Commission takes the view that you made the determination to not supply the additional collateral and you are therefore responsible for the sale.

29.	Can I exercise stock options during a trading blackout period or when I possess material nonpublic information?

A: Yes. You may exercise the option and receive shares, but you may not sell the shares (even to pay the exercise price or any taxes due) or otherwise settle the option during a trading blackout period or any time that you have material, nonpublic information. Also note that if you choose to exercise and hold the shares, you will be responsible at that time for any taxes due.

30.Am I subject to the trading blackout period if I am no longer an employee of Everspin?

A: It depends. If your employment with Everspin ends on a day that the trading window is closed, you will be subject to the trading blackout period then in effect. If your employment with Everspin ends on a day that the trading window is open, you will not be subject to the next trading blackout period. However, even if you are not subject to our trading blackout period after you leave Everspin, you should not trade in Everspin securities if you possess material non-public information. That restriction stays with you as long as the information you possess is material and not released by Everspin.

31.	Can I gift stock while I possess material nonpublic information or during a trading blackout period?

A: Because of the potential for the appearance of impropriety, you may not make gifts, whether to charities, to a trust or otherwise, of our common stock when you possess material nonpublic information or during a trading blackout period.

32.	What if I purchased publicly-traded options or other derivative securities before I became a Everspin employee (or contractor or consultant)?

A: The same rules apply as for employee stock options. You may exercise the publicly-traded options at any time, but you may not sell such securities during a trading blackout period or at any time that you have material, nonpublic information. When you become an Everspin employee, you must report to our Chief Financial Officer that you hold such publicly traded options or other derivative securities.

33.May I own shares of a mutual fund that invests in Everspin?

A: Yes.

34.Are mutual fund shares holding Everspin subject to the trading blackout periods?

A: No. You may trade in mutual funds holding our common stock at any time.

35.May I use a “routine trading program” or “10b5-1 plan”?

A: Yes, subject to the requirements discussed in our Insider Trading and Trading Window Policy. A routine trading program, also known as a 10b5-1 plan, allows you to set up a highly structured program with your stock broker through which you specify ahead of time the date, price, and amount of securities to be traded. If you wish to create a 10b5-1 plan, you must contact our Chief Financial Officer for approval.

36.What happens if I violate our insider trading policy?

A: Violation of our policies may result in severe personnel action, including a memo to your personnel file and up to and including termination of your employment or other relationship with Everspin. In addition, you may be subject to criminal and civil enforcement actions by the government.

37.Who should I contact if I have questions about our insider trading policy?

A: You should contact our Chief Financial Officer, William Cooper, at bill.cooper@everspin.com.